UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SunTrain, Inc.

Legal status of Issuer:

    Form:

    C-Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    8/31/21

Physical Address of Issuer:

1540 Market Street, San Francisco, CA 94102

Website of Issuer:

www.suntrain.co

Is there a co-issuer? _X__ yes __ no.

Name of Co-Issuer:

SunTrain CF, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

sf-6687587

Date of Organization:

October 25, 2024

Physical Address of Co-Issuer:

1540 Market Street, San Francisco, CA 94102

Website of Co-Issuer:

www.suntrain.co

Current Number of Employees:

1

	Most recent fiscal year-end (2024)$	Prior fiscal year-end (2023)+
Total Assets	$1,712,865	$850,160
Cash & Cash Equivalents	$27,967	$370,787
Accounts Receivable	$5,467	$0
Short-term Debt	$10,827	$27,165
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold*	$875,568	$926,071
Taxes Paid	$15,095	$800
Net Income/(Loss)	($875,568)	($926,071)

* Noted as "Operating Expenses" per the provided financial statements.
+ Review by a third-party CPA and in GAAP.
$ Financial statements are unaudited and have not been subject to the review of a third-party CPA

April 30, 2025

Form C-AR

SunTrain, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, collectively, the "Form C-AR") is being furnished by SunTrain, Inc., a Delaware corporation ("Issuer", or the "Company" as well as references to "We", "Us", and "Our") for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission. This Form C-AR is also furnished to provide the necessary disclosures regarding SunTrain CF, LLC, a Delaware limited liability company (the "Co-Issuer" or the "SPV")

A crowdfunding investment involves risk and is subject to the risk of total loss.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. None of the Issuer's Securities have been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered pursuant to the Prior Offering (as defined below) or the terms of the Prior Offering, nor does it pass upon the accuracy or completeness of any document or literature provided by the Issuer.

The date of this Form C-AR is April 30, 2025 and all statements made herein are as of this date unless otherwise indicated.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents and the cautionary statements contained or referred to this Form C-AR.

In making an investment decision with respect to the Securities, you must rely on your own examination of the Company, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith, except to the extent required by applicable law.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

THE PRIOR OFFERING AND THE SECURITIES

The Prior Offering

The Issuer previously offered securities pursuant to Section 4(a)(6) ("**Regulation CF**") of the Securities Act of 1933, as amended (the "**Securities Act**") by forming SunTrain CF, LLC, a Delaware limited liability company formed for the sole purpose of acting as a co-issuer pursuant to Regulation CF. On or about March 4, 2025, the Issuer issued a SAFE with a purchase amount of $114,393 to the SPV, the SPV then issued its membership units (for the purposes of this Form C-AR, together with the SAFE, the "**Securities**") to the participants in the offering (the "**Prior Offering**").

As the Issuer conducted the Prior Offering with a co-issuer, a crowdfunding special purpose vehicle formed by the Issuer pursuant to Rule 3a-9, as promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"), to facilitate the Issuer's offering under Regulation CF (the "**SPV**"), investment commitments made in the Prior Offering were made by subscribing to become a member of the SPV; no direct investments in the Securities were permitted. The legal title to the SAFE purchased in the Prior Offering is held exclusively by the SPV for the benefit of the subscribers in their capacity as members of the SPV. The terms and conditions of the SPV, including the SPV's financial statements, operating agreement (the "**SPV Operating Agreement**") and the subscription agreement investors will be subject to (the "**SPV Subscription Agreement**"), are attached hereto in Exhibit C.

All references in the Form C-AR to an investors interest in the Securities mean the SPV's interest, for the benefit of the investors, whose rights and interests will be managed by and through the SPV Operating Agreement.

The Securities

We request that you please review this Form C-AR, the SAFE attached as Exhibit B and the SPV Subscription Agreement attached in Exhibit C, in conjunction with the following summary information. Subscriptions were made by becoming members of the SPV via the SPV Subscription Agreement, which has purchased a corresponding SAFE amount and holds such for the benefit of the investors.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon any bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>Conversion Upon an Equity Financing Event</u>

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a), (b) or (c) immediately below:

(a) the quotient of $15,000,000 ("**Valuation Cap**") divided by as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis): including all shares of Capital Stock issued and outstanding, which includes all Converting Securities; all (i) issued and outstanding Options and (ii) Promised Options; and the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase (the "**Company Capitalization**");

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

OR

(c) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**Equity Financing Price**".

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event and (without double- counting, in each case calculated on an as-converted to Common Stock basis), which includes all shares of Capital Stock issued and outstanding; all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options; all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and excludes the Unissued Option Pool..

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Certain Definitions:

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):
•   Includes all shares of Capital Stock issued and outstanding;
•   Includes all Converting Securities;
•   Includes all (i) issued and outstanding Options and (ii) Promised Options; and
•   Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Equity Financing Price; and (ii) the basis for any dividend rights, which will be based on the Equity Financing Price.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

Dissolution

If there is a **Dissolution Event** or a Liquidity Event before the Securities terminate, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SPV would then issue those proceeds ratably to the investors.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer.

In connection with its Series Seed financing round, the Issuer and certain of its investors entered into that certain (i) Voting Agreement, dated March 25, 2022, (ii) Investors' Rights Agreement, dated March 25, 2022 and (iii) Right of First Refusal and Co-Sale Agreement, dated March 25, 2022. If the Securities are converted to SAFE Preferred Stock, they will likely become a party to an amended and restated suite of the same agreements.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our future growth and success are dependent upon the widespread adoption of renewable energy technologies.

The market for renewable energy technologies is emerging and rapidly evolving, and our future success is uncertain. If renewable energy technologies prove unsuitable for widespread commercial deployment or if demand for such technologies fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability and positive cash flow. The factors influencing the widespread adoption of renewable energy technology include but are not limited to:

- cost-effectiveness of renewable energy technologies as compared to conventional energy technologies;
- performance and reliability of renewable energy technologies as compared to conventional energy technologies;
- fluctuations in economic and market conditions which impact the viability of conventional energy sources, such as increases or decreases in the prices of natural gas, oil and other fossil fuels;
- continued deregulation of the electric power industry and broader energy industry; and
- availability of governmental subsidies and incentives.

In the current political environment, uncertainty with respect to in-bound and outbound tariffs, government's blocking the import and export of goods and the general economic uncertainty may present challenges to our growth plans, which rely on batteries and other parts being accessible from foreign producers.

The amount of capital the Issuer raised in the Prior Offering is not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Prior Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We face potential difficulties in obtaining capital.

We are in an environment where there is difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our pathway to successfully raise additional capital has been significantly impacted by the historic levels of business uncertainty fueled by unpredictable short- or long-term tariff rates, global political tensions, and the existence of current legal and regulatory incentives to address climate change being called into question. As a result, many investors in the energy and climate sector have significantly curtailed their activities until sufficient market certainty and predictability return.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of all securities which are convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to issue shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. A disruption to supply chains for battery raw materials, components, or the delivery of finished products could cause price spikes that limit the types of projects we could undertake. In addition, we are currently sourcing batteries from a major supplier with production in China, which could be negatively impacted by potential trade issues between China and the United States. While non-China based suppliers are becoming more common, they do not yet have the production capacity we would require to satisfy our projected demand, which would limit our flexibility to switch to non-China sources in the event of price spikes caused by the imposition of tariffs or supply constraints caused by other trade barriers.

In particular, we are dependent upon the availability of sufficient supplies of lithium iron phosphate batteries priced at or below the current average market price per megawatt hour to secure and construct new projects. A disruption to supply chains for battery raw materials, components, or the delivery of finished products could cause price spikes that limit the types of projects we could undertake. In addition, we are currently sourcing batteries from a major supplier with production in China, which could be negatively impacted by potential trade issues between China and the United States. While non-China based suppliers are becoming more common, they do not yet have the production capacity we would require to satisfy our projected demand, which would limit our flexibility to switch to non-China sources in the event of price spikes caused by the imposition of tariffs or supply constraints caused by other trade barriers.

Furthermore, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. On March 13, 2025, the Issuer received a cease & desist letter claiming that certain of its technology infringed on an existing patent. The Issuer believes that this claim has no merit and will respond accordingly. Nonetheless, we cannot assure you that we will prevail in this, or any other future potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Additionally, we cannot guarantee we have sufficient resources to provide a robust defense to the aforementioned cease & desist letter or other challenges to our intellectual property. The fact that we have secured patents and other intellectual property rights does not guarantee any exclusivity to our business model, market advantage or guarantee of success.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

The success of our business is dependent on our executive officers and key personnel. The loss of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. Furthermore, we rely upon a highly skilled workforce drawn from many different skill sets including electricians, freight rail operators, and renewable energy project developers, among others, the general availability of whom are essential to our business, which could impact our ability to scale operations to meet future demand growth. For example, we have an agreement in place with the National Electrical Contractors Association and the International Brotherhood of Electrical Workers which allows us to only hire members of the contractors association or electrical workers union, which could expose us to future impacts from strikes or other collective labor actions. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we may produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We have not prepared any audited financial statements.

The financial statement attached as Exhibit A have not been audited or subject to the review of a third-party CPA for fiscal year 2024. There are no financial statements for fiscal years 2023 for the SPV as the SPV was formed solely for the Prior Offering in 2024. "Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision. Please see Annex II to Exhibit C for the financial statements prepared for the SPV, which show no historic activity, have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

While our business is not highly regulated, our key vendors are subject to a wide range of federal, state, and local laws and regulations, such as federal rail and transportation regulations, environmental health and safety regulations, and local licensing requirements, among others. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against our vendors, which may affect our ability to identify, retain and utilize these vendors. Vendors we rely on may be subject to fines, cease and desist orders against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We rely upon existing freight rail networks and local electrical distribution infrastructure to charge our trains and discharge the energy to supply users, which could be subject to disruptions.

In conducting our business, we rely upon existing freight rail networks and local electrical distribution infrastructure to charge our trains or discharge energy to supply users. As such, we are vulnerable to disruptions impacting existing freight rail networks and local electrical distribution infrastructure which may arise as a result of natural disasters, strikes, or civil unrest, among other causes, and our ability to fulfill our obligations under power delivery and purchase agreements could be delayed. This may lead to the damage of our reputation and the perception of our brand, slow sales growth, or trigger contractual penalties for failure to deliver power per the agreed upon delivery schedule, and adversely affect our business, financial condition or results of operations.

The dangers inherent in storage and transportation of renewable energy could cause disruptions in our operations and could expose us to potentially significant losses, costs or liabilities.

Transportation and logistical operating expenses comprise a significant portion of the costs incurred by our business as we deliver power by mounting lithium iron phosphate batteries to railcars, which are much larger than any existing stationary storage system. As such, we are subject to significant hazards and risks inherent in transporting and storing such batteries. These hazards and risks include, but are not limited to, accidents, fires, explosions, spills, discharges, and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally imposed fines or clean-up obligations, personal injury or wrongful death claims, and other damage to property. Any such event not covered by our insurance could have a material adverse effect on our business, financial condition and results of operations. Furthermore, a high-profile catastrophic failure of other energy storage systems could raise general safety concerns about the use of any energy storage systems and negatively impact our business development and sales activities or delay any needed regulatory permits required for new projects.

Our operations are capital intensive and we will require significant additional financing for our projects.

Our operations are capital intensive and future capital expenditures are expected to be substantial. We will require significant additional financing to fund our operations. In the absence of such additional financing we would not be able to fund our operations, which may result in delays, curtailment or abandonment of any one or all of our projects.

During previous administrations, businesses like ours were able to apply for grants, other non-dilutive financing and concessionary loans. Given the historic political and market uncertainties, it is unclear if these programs will continue; if they do not, the Company will need to seek these types of funding from third-party financiers who will likely charge higher market rates and request more dilutive terms.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition and results of operations.

We benefit from certain government subsidies and economic incentives from time to time, including tax credits, rebates and other incentives that support the development and adoption of clean energy technology. For example, the Inflation Reduction Act of 2022 introduces or extends a number of tax credits to promote clean energy development. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of clean and renewable energy products or other reasons, may require us to seek additional financing, which may not be obtainable on commercially attractive terms or at all, and may result in the diminished competitiveness of the battery cell industry generally or our silicon anode battery cells in particular. We cannot assure you that we will be able to benefit from such programs or that these subsidies and incentive programs will be available to us at the same or comparable levels in the future, and any change in the level of subsidies and incentives from which we benefit could materially and adversely affect our business, financial condition and results of operations. The Company anticipates programs like these to be targeted and possibly eliminated by the current administration.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

Global crises and geopolitical events, including but not limited to wars, conflicts or the outbreak of contagious diseases, could result in global disruptions to supply chains, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Prior Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with the Prior Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing a Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation CF (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws.

The U.S. Securities and Exchange Commission did not pass upon the merits of the Securities or the terms of the Prior Offering, nor does it pass upon the accuracy or completeness of any of the Issuer's document or literature.

You should not rely on the fact that our Form C, or this Form C-AR, is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Prior Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon the Prior Offering or the Securities. Neither the Prior Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm.

Risks Related to the SPV and the SPV Subscription Agreement

Please see Exhibit C for the terms and conditions of investing via the SPV, which is the sole method by which Investors may own a beneficial interest in the Securities. All references to the "Investor" below are references to the SPV as the owner of the Securities.

Risks Related to the Securities

The Securities are not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors are not become equity holders until the Securities are converted or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors are unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may conduct a financing which converts the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing, resulting in the Securities remaining non-equity interests. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued via the conversion of the Securities shall have only such preferences, rights, and protections in proportion the price per share at which the Securities were converted, and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

SunTrain, Inc., known as SunTrain, is a renewable energy project and technology developer that seeks to bypass the existing congested power transmission network. SunTrain resolves massive transmission bottlenecks that are throttling renewable energy development and generation by seamlessly storing green energy from remote solar and wind farms within customized battery containers that are transported over existing railroad networks. This links generation sites and congested substation nodes, bypassing the conventional transmission system. SunTrain solves the problems of decades long transmission bottlenecks through a new means of green energy distribution: "Trainsmission®".

The Issuer was incorporated on August 31, 2021 in Delaware and is headquartered in California, and has projects in early development throughout the United States. The Issuer's website is https://www.suntrain.co.

Business Plan

SunTrain resolves massive transmission bottlenecks that are stalling the development and generation of renewable energy by seamlessly storing gigawatt-hours of clean energy from remote solar and wind farms in battery railcars that are then transported over existing freight rail networks. This provides an immediate, alternative connection between renewable energy producers, substation nodes, and former fossil-fueled power plants, bypassing the congested transmission system.

The power grid does not have enough capacity to serve the current or projected demand for low-cost electricity from renewable resources, and expanding the grid is not an immediate or sufficient solution due to the twin obstacles of time and money. To build a new transmission line in the U.S. requires an average of 10 years and up to 20 years, at a cost of $2.3 million per mile. To meet projected 2050 demand, transmission capacity must triple from 2020 levels at a cost of $2.4 trillion. The gap between renewable generation and transmission construction is already having a broad economic impact. "Grid interconnection uncertainty" is reported as the primary barrier to financing and constructing projects of any kind, whether they are trying to add additional power to the grid or draw more power from it.

A 100-car SunTrain, the length of a typical coal train, is projected to deliver over 1.9 GWh of energy with a 98% round trip efficiency. This is equivalent to the output of five natural gas power plants. The SunTrain can be charged with (a) renewable power from SunTrain generation projects or those of third-party developers or (b) existing renewables otherwise curtailed due to grid congestion. At the discharge location, the railcars seamlessly integrate this power into the grid using SunTrain's bi-directional charging system. Once discharged, the SunTrain returns to the generation site, while a new, fully charged SunTrain takes its place at the discharge location.

SunTrains allow energy to be shifted in both time and location, providing a new type of energy capacity that avoids transmission congestion and reduces curtailment and emissions. It provides this at a levelized cost of capacity comparable to natural gas generation, while eliminating half a gigaton of carbon emissions per train each year. Unlike stationary storage systems, it does not compound capacity shortages by charging within constrained regions and can be repositioned to adapt to changing grid needs over time. Importantly, it also supports a just economic transition for workers and communities by replacing lost coal transport business with battery freight cars and repurposing stranded fossil fuel power plants as charge/discharge points.

SunTrain's dynamic business model enables it to meet the needs of different market verticals and customer types, including utilities, renewable project developers, grid operators, and specialty applications such as data centers, electric vehicle charging locations, industrial facilities, and disaster response agencies. It operates using a capital-efficient development company model, building projects using an off-balance sheet project finance structure or direct financing by end-users using their own balance sheets. Projects can produce three types of revenue: up-front development fees, annual operations and maintenance fees, and recurring equity returns based on the ownership percentage retained by SunTrain in each project. As SunTrain's operational and financial capacity increases, it will roll its project portfolio into a subsidiary yield company that can raise additional project capital from investors that value less risk and higher stability of returns.

In 2022, SunTrain raised $2.5 million in seed funding to build and operate a proof-of-concept scale 750 KWh railcar. This has been charged with solar energy from SunTrain's San Francisco test bed and transported over 6,500 miles on the Union Pacific network for discharge demonstrations around the state of California.

To advance to commercialization, SunTrain commenced raising a $2.5 - $3.0 million seed extension round to complete the design of a $125 million, 20-railcar, 384 MWh pilot-scale project for a major utility (the "Xcel Pilot"). As of the date of this Form C-AR, historic levels of political, trade, and regulatory uncertainty have negatively impacted the investment climate for energy and climate related technologies. This is unlikely to improve in the near to medium term. As a result, the Company's management has taken significant actions to lower the Company's monthly burn rate and extends its runway. Therefore, the Company's operations have been significantly curtailed, although work on the Xcel Pilot continues.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Grid-scale stored renewable energy that avoids the transmission network	Development and/or delivery of grid-scale renewable energy to utilities and other large industrial or commercial users of power	$2.4 trillion in energy transmission needs by 2050 (initially addressable market is estimated to be $120 billion)

Customer Base

Our Pilot project is being developed with a large Mountain West utility, which will gather operating and performance data needed to advance our commercialization and develop full size projects. Going forward, our customers will be any large generator of renewable energy producer seeking to transmit its power to market faster than what is currently possible with the constrained transmission grid OR any large-scale consumers of electricity that are unable to source such power in a reasonable time or cost from the conventional grid. These can include renewable energy project developers, utilities, data centers, industrial facilities, renewable power project developers, defense facilities, and natural disaster response providers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country	Status
App. No. 17/937,320	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train using a wireless energy transfer system to charge and discharge	9/30/2022	n/a	USA	Filed
PCT/US 2022/077436	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train	9/30/2022	n/a	WO	Expired
App. No. 17/937,322	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train using a pantograph-based energy transfer system to charge and discharge	9/30/2022	n/a	USA	Abandoned
App. No. 17/937,338	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train using a third-rail to charge and discharge	9/30/2022	n/a	USA	Filed
App. No. 17/937,350/ Patent No. 11,970,192	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train using a crane system to charge and discharge	9/30/2022	4/30/24	USA	Patented*

App. No. 17/937,357	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train using a retractable arm to charge and discharge	9/30/2022	n/a	USA	Filed
CA 3,234,087	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train	3/27/2024	n/a	CA	Filed
EP 22793090.6	Railroad Energy Delivery System	A system for delivering electrical energy via railcars on a train	4/30/2024	n/a	EP	Filed
App. No. 63/252,055	Methods and Systems for Delivering Stored, Renewable, Sustainable Energy	A system for delivering electrical energy via railcars on a train	10/4/2021	n/a	USA	Expired

* The Company received an aforementioned cease and desist regarding this patent, the Company believes such cease and desist has no merit.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation save the cease and desist mentioned above.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeffrey Anderson	CEO, Director	Jeff joined SunTrain as CEO in January 2024 but served as Chair of the Advisory Board since 2021. Prior to being CEO of SunTrain, Jeff was President & Co-Founder of MicroByre, Inc., an industrial biotechnology company In both roles, he directed strategy, corporate development, legal, finance, HR, and admin	B.A. International Relations Michigan State University 1984 J.D. Western Michigan University 1991 L.L.M Energy and Environmental Law Pace University 1992 MBA Finance Columbia University 1999
Christopher Smith	President, CTO, Director	Chris has been with SunTrain since its founding in 2021. Prior to 2024 he was CEO, and then moved to President & CTO where he focuses on technology, engineering, business development, and project development	B.A.Sc. Bachelor of Applied Science I Energy Business and Finance Pennsylvania State University 2012 Project Management Professional (PMP) certification Project Management Institute 2019 Professional certifications in Energy Storage Systems and Solar Photovoltaics System Design Solar Energy International 2017
Rik Wehbring	Director - Board Chair	Rik has been a Managing Director of BioEconomy Capital and Planetary Resources for the past three years. Rik participates in all phases of a venture capital fund including raising capital and investor relations, sourcing and vetting startups for possible investment, modeling financial outcomes and negotiating deal terms, and serving on Boards of Directors.	M.A. Electrical Engineering Cornell University 1994 B.A. Physics Cornell University 1993

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Pursuant to that certain Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delware on March 24, 2022, the Issuer's authorized capital stock consists of 14,200,000 shares of common stock of which 7,753,125 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 4,617,658 shares of series seed preferred stock of which 4,617,657 are issued and outstanding, par value $0.00001 per share (the "**Preferred Stock**"). Of the authorized shares of Common Stock, 2,265,968 have been reserved for the SunTrain, Inc. 2021 Equity Incentive Plan (the "**2021 Equity Incentive Plan**"), of which 1,632,410 shares have been promised or otherwise exercised, 139,808 remain available for award.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,753,125
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	64.300% which includes the 2021 Equity Incentive Plan

Type	Series Seed Preferred Stock
Amount Outstanding	4,617,657
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
Other Rights	• Convertible to Common Stock on a 1:1 basis. • Hold a non-cumulative 7% dividend right. • Hold registration rights. • Hold drag along rights it 60% of common stock (held or convertible into) agree to sell the Company. • The majority of the class (the "Requisite Holders") the class may elect one member of the Company's board of directors. • The Company may not take a number of actions related to the rights of the Series Seed Preferred without the vote of 60% of the class (the "**Requisite Holders**") consent.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	• The Company may not issue any superior security without the consent of the Requisite Holders; • Any issuance of securities not provided for by the charter or consented to by the Requisite Holders shall provide broad-based anti-dilution rights to the Series Seed Preferred Stockholders, which may further dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.171%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Principal Amount Outstanding	$679,393,000.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000 with a discount rate of 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.529%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	N/A
Creditor	N/A
Amount Outstanding	N/A
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power) (fully diluted)
Christopher Smith, President & CTO	Common	41.515%
Bioeconomy Fund 2, L.P.	Preferred, Series Seed	31.171%

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of March, 31, 2025 the Issuer had an aggregate of $60,851.90 in cash and cash equivalents, leaving the Issuer with approximately 20 months of runway taking into account accounts receivable. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). As mentioned above, the Company has scaled back its operations to extend its runway.

Liquidity and Capital Resources

As mentioned above, the Company has discontinued attempting to raise capital until the current regulatory and economic uncertainty subsidies.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred, Series Seed	$2,250,000	4,617,657	Funded the proof-of-concept rail car and its operations and testing along with general operating expenses such as legal, business development, and marketing	1,539,219 shares on 3/25/22 3,078,348 shares on 9/19/22	Reg D – 506(b)
SAFE	$565,000	3	Ongoing operations	$65,000 on 08/23/2024 $500,000 on 4/12/24	Section 4(a)(2)
SAFE	$112,150	$114,393	Ongoing operation	3/4/2025	Section 4(a)(6)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

None

TAX MATTERS

EACH INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of a Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Once posted, the annual report may be found on the Issuer's website at https://www.suntrain.co/c-ar.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

SunTrain, Inc.
(Issuer)

By: Jeff Anderson

/s/ Jeff Anderson
(Signature)

Jeff Anderson
(Name)

Chief Executive Officer
(Title)

SunTrain CF LLC
(Co-Issuer)

By: Jeff Anderson

/s/ Jeff Anderson
(Signature)

Jeff Anderson
(Name)

Chief Executive Officer of SunTrain, Inc., the Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Smith
(Signature)

Christopher Smith
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Jeff Anderson
_____
(Signature)

Jeff Anderson
_____
(Name)

Director and as CEO of SunTrain, Inc, the Manager of
SunTrain CF, LLC
_____
(Title)

April 30, 2025
_____
(Date)

/s/ Rik Wehbring
_____
(Signature)

Rik Wehbring
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Balance Sheet

SunTrain Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Cash	0
1010 Business Checking	27,967.11
1080 Bill.com Money Out Clearing	
1090 Investments	
Total for 1000 Cash	**$27,967.11**
Total for Bank Accounts	**$27,967.11**
Accounts Receivable	
Other Current Assets	
1400 Prepaid expenses	5,469.98
Total for Other Current Assets	**$5,469.98**
Total for Current Assets	**$33,437.09**
Fixed Assets	
1600 Fixed Assets	0
1610 Furniture & fixtures	4,322.87
1620 Property, Plant and Equipment - Small	514,481.98
1630 Property, Plant and Equipment - Large	14,860.82
1635 Accumulated depreciation - PPE	-94,712.34
Total for 1600 Fixed Assets	**$438,953.33**
Total for Fixed Assets	**$438,953.33**
Other Assets	
1700 Intellectual Assets	0
1710 Startup Cost	$668,708.96
1715 Accumulated Amortization - Startup Cost	-117,319.00
Total for 1710 Startup Cost	**$551,389.96**
1720 Sec. 174 R&D Expenditures	689,085.00
Total for 1700 Intellectual Assets	**$1,240,474.96**
Total for Other Assets	**$1,240,474.96**
Total for Assets	**$1,712,865.38**

SunTrain Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	10,158.00
Total for Accounts Payable	**$10,158.00**
Credit Cards	
Other Current Liabilities	
2100 Credit Card	
2400 Accrued Expenses	669.50
Total for Other Current Liabilities	**$669.50**
Total for Current Liabilities	**$10,827.50**
Long-term Liabilities	
Total for Liabilities	**$10,827.50**
Equity	
3100 Retained Earnings	-158,916.56
Net Income	-954,165.41
3000 Opening balance equity	
3200 Shareholders Equity	2,815,119.85
Total for Equity	**$1,702,037.88**
Total for Liabilities and Equity	**$1,712,865.38**

Profit and Loss

SunTrain Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
5000 Payroll Expenses	0
5100 Salaries & Taxes	0
5120 Staff Salaries	100,666.62
5130 Payroll Taxes	8,030.00
Total for 5100 Salaries & Taxes	**$108,696.62**
5300 Payroll Fees	552.00
Total for 5000 Payroll Expenses	**$109,248.62**
6000 Professional Services	0
6010 Accounting fees	50,312.43
6020 Legal Fees	110,888.34
6030 Core Consultants	268,045.95
6080 Misc. Research/Consultants	7,500.00
6090 Other Professional Services / Contractors	98,220.78
Total for 6000 Professional Services	**$534,967.50**
7100 Project Development	0
7130 Technology Testing and Validation	20,706.79
Total for 7100 Project Development	**$20,706.79**
7200 Business Development & Marketing	0
7210 External Affairs and Gov't Relations	14,000.00
7220 Marketing	22,012.23
Total for 7200 Business Development & Marketing	**$36,012.23**
7300 General & Administrative	0
7310 Office	0
7320 Office Supplies	5,256.34
7330 IT Services and Subscriptions	23,844.97
7341 Print, Shipping & postage	45.20
7370 Rent	16,683.37
7380 Utilities and Office Services	750.00
Total for 7310 Office	**$46,579.88**
7400 Equipment & Supplies <$2500	2,702.36
7410 Lease Expenses	68,650.00
7600 Insurance	$3,690.38
7620 Liability insurance	23,988.73
Total for 7600 Insurance	**$27,679.11**

Profit and Loss

SunTrain Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
7700 Fees & Licenses	0
7710 Bank fees & service charges	2.97
7740 Business licenses	205.00
7750 Taxes	15,095.46
Total for 7700 Fees & Licenses	**$15,303.43**
7800 Travel, Meals, & Entertainment	0
7810 Travel	11,017.56
7820 Meals	2,635.59
Total for 7800 Travel, Meals, & Entertainment	**$13,653.15**
Total for 7300 General & Administrative	**$174,567.93**
9997 Uncategorized Expense	65.00
Total for Expenses	**$875,568.07**
Net Operating Income	**-$875,568.07**
Other Income	
Other Expenses	
9000 Other Expense	0
9010 Depreciation	78,597.34
Total for 9000 Other Expense	**$78,597.34**
Total for Other Expenses	**$78,597.34**
Net Other Income	**-$78,597.34**
Net Income	**-$954,165.41**

	SunTrain, Inc.						
	FY 2024 Statement of Changes in Shareholder's Equity						
	Common Stock		Preferred Stock		Paid-in-	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2023	7,753,125	$78	4,167,657	$46	$2,267,472	-$1,444,601	$822,955
Issuance of preferred shares for cash							$0
Issuance of common shares for services							$0
Fair value of vested options					$8,388		$8,388
Net Loss						-$954,165	-$954,165
Balance, December 31, 2024	**7,753,125**	**$78**	**4,167,657**	**$46**	**$2,275,860**	**-$2,390,378**	**-$114,394**

SUNTRAIN, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

SUNTRAIN, INC.

FINANCIAL STATEMENTS

INDEX



WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of SunTrain, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of SunTrain, Inc., which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SunTrain, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1925 Century Park East, Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Fax: 310.601.2201
www.weinbergla.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern based on the factors discussed in Note 1 to the financial statements. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Weinberg & Company, P.A.

Los Angeles, California
October 14, 2024

SUNTRAIN, INC.
BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 370,787	$ 1,153,614
Prepaid expenses	25,426	39,085
Total current assets	396,213	1,192,699
Property and equipment, net of accumulated depreciation of $62,226 and $12,690, respectively	453,947	542,708
Total assets	$ 850,160	$ 1,735,407
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and other current liabilities	$ 27,165	$ -
Total liabilities	27,165	-
Shareholders' equity:		
Preferred stock, $0.00001 par value, 4,617,657 shares authorized, issued and outstanding	46	46
Common stock, $0.00001 par value, 14,200,000 shares authorized; 7,753,125 and 7,850,000 and shares issued and outstanding as of December 31, 2023 and 2022, respectively	78	79
Additional paid-in capital	2,267,472	2,253,812
Accumulated deficit	(1,444,601)	(518,530)
Total shareholders' equity	822,995	1,735,407
Total liabilities and shareholders' equity	$ 850,160	$ 1,735,407

See Independent Accountants' Review Report and Notes to Financial Statements.

SUNTRAIN, INC.
STATEMENTS OF OPERATIONS

| | For the Years Ended December 31, | |
	2023	2022
Operating expenses		
Salaries and wages	110,031	-
General and administrative	765,309	505,840
Depreciation	50,731	12,690
Total operating expenses	926,071	518,530
Net loss	$ 926,071	$ 518,530

See Independent Accountants' Review Report and Notes to Financial Statements.

SUNTRAIN, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	7,500,000	$ 75	-	$ -	$ 45	$ -	$ 120
Issuance of preferred shares for cash, net of issuance costs	-	-	4,617,657	46	2,247,714		2,247,760
Issuance of common shares for services	350,000	4			5,829		5,833
Fair value of vested options					224		224
Net loss						(518,530)	(518,530)
Balance, December 31, 2022	7,850,000	79	4,617,657	46	2,253,812	(518,530)	1,735,407
Issuance of common shares for services	105,000	1			10,499		10,500
Repurchase of common shares	(201,875)	(2)					(2)
Fair value of vested options					3,161		3,161
Net loss						(926,071)	(926,071)
Balance, December 31, 2023	7,753,125	$ 78	4,617,657	$ 46	$2,267,472	$ (1,444,601)	$ 822,995

See Independent Accountants' Review Report and Notes to Financial Statements.

4

SUNTRAIN, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (926,071)	$ (518,530)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	50,731	12,690
Loss on disposal of property and equipment	10,605	-
Fair value of vested options	3,161	224
Fair value of vested restricted common stock	10,500	5,833
Changes in operating assets and liabilities:		
Prepaid expenses	13,659	(39,085)
Accounts payable	27,165	-
Net cash used in operating activities	(810,250)	(538,868)
Cash flows from investing activities:		
Acquisition of property and equipment	(97,345)	(555,398)
Refund on previously acquired equipment	88,770	-
Proceeds from sale of property and equipment	36,000	-
Net cash provided by (used) in investing activities	27,425	(555,398)
Cash flows from financing activities:		
Proceeds from issuance (repurchase) of common stock	(2)	120
Proceeds from issuance of series seed preferred stock	-	2,247,760
Net cash provided by (used in) financing activities	(2)	2,247,880
Net increase (decrease) in cash and cash equivalents	(782,827)	1,153,614
Cash and cash equivalents, beginning of the year	1,153,614	-
Cash and cash equivalents, end of the year	$ 370,787	$ 1,153,614
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes paid	800	-

See Independent Accountants' Review Report and Notes to Financial Statements.

5

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SunTrain, Inc. (the "Company") was organized under the laws of the State of Delaware in August 2021, and as amended in March 2022. The Company provides and develops renewable energy storage and distribution by storing green energy from remote solar and wind farms with customized battery containers that are transported over existing railroad networks. This links generation sites and congested substation nodes, bypassing the conventional transmission system. The Company serves regions where energy storage is nearly nonexistent and new traditional hard-wired transmission lines face insurmountable obstacles.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, the Company has suffered recurring losses from operations since inception and used cash in operations during the year ended December 31, 2023. Based on the foregoing, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are being issued. The financial statements also do not reflect any adjustments relating to the recoverability of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The ability to continue as a going concern is dependent on the Company attaining and maintaining profitable operations in the future and raising additional capital to meet its obligations arising from normal business operations when they come due. Since inception, the Company has funded its operations primarily through equity and debt financings, and it expects to continue to rely on these sources of capital in the future.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of equity financing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those that relate to the useful lives of property and equipment, the accrual of potential liabilities and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost net of depreciation and amortization. Depreciation and amortization are provided for on the straight-line method over the estimated useful lives of the respective assets which range from 5 to 10 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

Management regularly reviews property, equipment and other long-lived assets for possible impairment. This review occurs annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Based upon management's annual assessment, there were no indicators of impairment of the Company's property and equipment as of December 31, 2023 or 2022.

Fair Value Measurements

The Company uses various inputs in determining the fair value of its investments and measures these assets on a recurring basis. Financial assets recorded at fair value in the balance sheets are categorized by the level of objectivity associated with the inputs used to measure their fair value. ASC Topic 820 defines the following levels directly related to the amount of subjectivity associated with the inputs:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs, other than the quoted prices in active markets, that is observable either directly or indirectly.
Level 3	Unobservable inputs based on the Company's assumptions.

As of December 31, 2023 and 2022, the carrying value of financial assets and liabilities such as cash, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Concentrations

The Company's cash balances on deposit with banks are guaranteed by the Federal Deposit Insurance Corporation up to $250,000 at December 31, 2023 and 2022. At times, the amount on deposit may exceed the federally insured limits. In assessing the risk, the Company's policy is to maintain cash balances with high quality financial institutions. The Company has never experienced any losses related to these balances.

Stock Based Compensation

The Company periodically issues stock options to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for such grants issued and vesting based on ASC 718, Compensation-Stock Compensation whereby the value of the award is measured on the date of grant and recognized for employees as compensation expense on the straight-line basis over the vesting period. The Company recognizes the fair value of stock-based compensation within its Statements of Operations with classification depending on the nature of the services rendered.

The fair value of each option grant is estimated using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within its industry with characteristics similar to the Company. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain vanilla" options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero, based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the years ended December 31, 2023 and 2022, common shares of the Company were not publicly traded. As such, during the period, the Company estimated the fair value of common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants' Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Each valuation methodology includes estimates and assumptions that require the Company's judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which the Company sold its preferred stock to third parties in arms' length transactions, the rights, and preferences of securities senior to the Company's common stock at the time, and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in different fair values of stock options at each valuation date, as applicable.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 70, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent future tax consequences for those differences, which will either be deductible or taxable when the assets and liabilities are recovered and settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance in established when necessary to reduce deferred tax assets to the amount expected to be realized. Based upon all available evidence, management concluded that it was more-likely-than-not that its deferred tax assets would not be realized, and therefore a full valuation allowance was in place as of December 31, 2023 and 2022.

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income taxes assets and liabilities, classification of current and deferred income taxes and liabilities, and accounting for interest and penalties associated with tax positions.

The Company has not been recently audited by the IRS or state agencies; and accordingly, the business tax returns for the past three years are open to examination. The Company has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based upon the criteria set forth in ASC 740.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31,

	2023	2022
Machinery and equipment	$ 511,850	$ 555,398
Furniture and fixtures	4,323	-
	516,173	555,398
Accumulated depreciation	(62,226)	(12,690)
	$ 453,957	$ 542,708

During 2023, the Company received a refund of $88,770 on equipment originally purchased in 2022. The Company reflected this refund as an adjustment to cost basis. Also during 2023, the Company sold equipment with a cost basis of $40,605 for $30,000 resulting in a loss of $10,605. For the years ended December 31, 2023 and 2022, total depreciation expense related to property and equipment amounted to $50,731 and $12,690, respectively.

NOTE 3. PREFERRED STOCK

Series Seed Preferred Stock (the "Preferred Stock") consists of $0.00001 par value, 4,617,657 shares are authorized, 7% non-cumulative, voting, participating preferred stock, with a liquidation preference of $0.48726 per share. During the year ended December 31, 2022, the Company issued 4,617,657 shares of Series Seed preferred stock resulting to net proceeds to the Company of $2,247,760. As of December 31, 2023, and 2022, there were 4,617,657 shares outstanding.

Dividends are payable at the rate of 7% annually, pro-rata and non-cumulative. The Company cannot declare or pay any dividend on shares of our common stock until the holders of the Preferred Stock have received their dividend. In addition, the holders of the Preferred Stock are entitled to receive pro rata distributions of dividends on an "as converted" basis with the holders of common stock.

In the event of any liquidation, dissolution or winding up of the Company, or if there is a change of control event as defined, the holders of the Preferred Stock are entitled to receive, prior to distributions to the holders of common stock, $0.42726 per share plus all accrued and unpaid dividends. Thereafter, all remaining assets are distributed pro rata among all security holders.

The Preferred Stock may be converted at any time, at the option of the holder, into one share of common stock at $0.48726 per share, subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalization, reclassification, and similar transactions. The Company is obligated to reserve authorized but unissued shares of common stock sufficient to affect the conversion of all outstanding shares of Preferred Stock.

Each holder of outstanding shares of the Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by each holder are convertible into on any matters. The holders of Preferred stock shall be entitled to elect one director of the Company and the holders of common stock shall be entitled to elect two directors. In addition, at any time when at least thirty percent of the shares of Preferred Stock originally issued are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do certain preferred stock protective provisions, as defined in the Certificate of Incorporation.

NOTE 4. STOCK OPTION PLANS

In 2021, the Company established the SunTrain, Inc. 2021 Equity Incentive Plan ("The Plan"). Under the Plan, which covers all employees, officers and directors, as well as consultants and advisors, the Company may grant shares of common stock in officers and directors, as well as consultants and advisors, the Company may grant shares of common stock in the form of incentive stock options ("ISO") or non-statutory stock options ("NSO"). Options grants generally vest over four years and vest options are available to exercise for 90 days following an employee's departure. A change in control, as defined in the plan, will trigger a full acceleration of the exercisability of outstanding incentive awards held by some or all participants, provided that the Company, in its sole discretion, may condition such acceleration.

Stock-based compensation cost is measured at the grant date, based on the fair value of the awards that are ultimately expected to vest, and recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023 and 2022:

	Shares	Weighted average Exercise price	Weighted Average Remaining Life in Years
Options outstanding, January 1, 2022			
Granted	138,530	$ 0.08	
Options exercised			
Forfeited			
Options outstanding, December 31, 2022	138,530	0.08	9.94
Granted	25,000	0.08	
Options exercised	-		
Forfeited	-		
Options outstanding, December 31, 2023	163,530	$ 0.08	9.19
Vested and exercisable as of December 31, 2023	34,633	$ 0.08	

As of December 31, 2023 and 2022, the outstanding options have no intrinsic value.

During the years ended December 31, 2023 and 2022, the Company approved the grant of options to purchase 25,000 and 138,530 shares, respectively, of the Company's common stock to consultants. The options vesting over a four-year vesting period, with one year cliff vesting. The stock options are exercisable at a price of $0.08 per share and expire in ten years. The total fair value of the options at grant date was approximately $1,935 and $10,708 during the years ended December 31, 2023 and 2022,respectively, which was determined using a Black-Scholes-Merton option pricing model. The following table presents the assumptions used to estimate the fair values based upon a Black-Scholes option pricing model of the stock options granted.

	Years Ended December 31,	
	2023	2022
Expected dividend yield	— %	— %
Risk-free interest rate	3.85 %	3.62 %
Expected life (in years)	10	10
Expected volatility	130 %	130 %

The total fair value of options that vested during the years ended December 31, 2023 and 2022 was $3,161 and $224, respectively, and are included in general and administrative expenses in the accompanying statement of operations. As of December 31, 2023, the amount of unamortized compensation related to stock options was approximately $9,000 which will be recorded as an expense in future periods as the options vest.

NOTE 5. COMMON STOCK

Prior to December 31, 2022, the Company had issued 7,500,000 restricted common shares to its founders.

During the years ended December 31, 2023 and 2022, the Company issued 350,000 and 105,000 shares, respectively, of the Company's common stock to employees and consultants. The total fair value of the shares was determined to be approximately $28,000 and $8,400 during the years ended December 31, 2023 and 2022, respectively, based on the price per share of the Company's common stock on the dates granted. The Company accounts for the share awards using the straight-line attribution or graded vesting method over the requisite service period, provided that the amount of compensation cost recognized at any date is no less than the portion of the grant-date fair value of the award that is vested at that date. During the years ended December 31, 2023 and 2022, total share-based expense recognized related to vested restricted shares totaled approximately $10,500 and $5,833, respectively. At December 31, 2023, there was approximately $20,000 of unvested compensation related to these awards that will be amortized over a remaining vesting period.

NOTE 6. INCOME TAXES

The Company is subject to taxation in the U.S. and states in those country's jurisdictions. As of December 31, 2023, the Company has NOL carryforwards of approximately $125,000 for federal and $475,000 for state. Since its inception, the Company has not paid any income taxes.

The tax benefit of NOL carryforwards is recorded as a deferred tax asset to the extent that management assesses the realization is "more likely than not." Future realization of the tax benefit ultimately depends on the existence of sufficient taxable income within the period available under the tax law. At December 31, 2023 and 2022, the Company established a valuation allowance against all federal and state net deferred tax assets that are not supported by taxable temporary differences as based on all available evidence. Management believes that the deferred tax assets are not more likely than not to be realized.

The Company is a considered a "start-up" company for tax purposes. As such, the Company must capitalize all of its costs under Internal Revenue Code Section 195. When the Company begins to generate revenue, it will be able to elect to amortize its start-up costs over 15 years.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no accrued interest or penalties related to income tax matters in the Company's balance sheet at December 31, 2023 and 2022, and has not recognized interest or penalties in the Company's statements of operations and comprehensive income for the years ended December 31, 2023 and 2022. Further, the Company is not currently under examination by any federal, state or local tax authority.

Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as of December 31, 2023 and 2022 as follows:

	At December 31, 2023	At December 31, 2022
Deferred tax assets		
Net operating loss carryforwards	$ 68,310	$ 7,228
Start-up costs	285,137	105,313
Total deferred tax assets	353,447	112,541
Deferred tax liabilities		
Accumulated depreciation		-
Total deferred tax liabilities	-	-
Net deferred tax assets	353,447	112,541
Less: Valuation allowance	(353,447)	(112,541)
Net deferred tax assets	$ -	$ -

NOTE 7. COMMITMENTS & CONTINGENCIES

From time to time, the Company is a party to claims and legal proceedings arising in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

NOTE 8. SUBSEQUENT EVENTS

The Company management performed an evaluation of subsequent events through October 14, 2024, the date the financial statements were available to be issued, noting no other items requiring disclosure in the financial statements, except as follows:

Subsequent to December 31, 2023, the Company received $500,000 gross proceeds from Bioeconomy Fund 2, LP, (Bioeconomy) and $65,000 from certain investors, for an aggregate of $565,000, pursuant to Simple Agreements for Future Equity (SAFE) agreement. Bioeconomy is also the holders of the preferred shares. The SAFE investments will convert into the next equity financing of the Company at the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, or (3) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

s

Unaudited Fiscal Year 2024 Financial Statements and Unaudited Reviewed Fiscal Year 2023 Financial Statements

I, Jeff Anderson, certify that the financial statements of SunTrain, Inc., included in this Form C-AR are true and complete in all material respects.

By:

/s/ Jeff Anderson
(Signature)

Jeff Anderson
(Name)

CEO
(Title)

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE
SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY
FOREIGN PURCHASER.

SUNTRAIN, INC.

SAFE
(Simple Agreement for Future Equity)

[DATE], 2024

THIS CERTIFIES THAT in exchange for the payment by SunTrain CF, LLC (the "**Investor**") of $[Gross Purchase Amount] (the "**Purchase Amount**") on or around the date hereof, SunTrain, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $15,000,000. See **Section 2** for certain additional defined terms.

The "**Discount Rate**" is 80%.

1. ***Events***

(a) **<u>Equity Financing</u>**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, or (3) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **<u>Liquidity Event</u>**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to

the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the greater of the Safe Price or Discount Price; and (ii) the basis for any dividend rights, which will be based on the greater of Safe Price or Discount Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(g)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is a crowdfunding special purpose vehicle formed pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended.

(c)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(d)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

5.   *Transfer Restrictions*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR

THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

<p align="center">(Signature page follows)</p>

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

SUNTRAIN, INC.

By:_____
Name: Jeff Anderson
Title: Chief Executive Officer
Email:

                                 INVESTOR:

                                 SUNTRAIN CF, LLC

                                 By: SUNTRAIN, INC., its Manager

                                 By:_____
                                 Name: Jeff Anderson
                                 Title: Chief Executive Officer

                                 Address:_____

                                 _____

                                 Email:

EXHIBIT C

Co-Issuer Terms and Disclosures

EXHIBIT C

In reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), the Crowdfunding Vehicle (as defined by Section 3a-9 of the Investment Company Act of 1940, as amended) has caused to be filed this term sheet (the "**Term Sheet**") including the information required by Rule 202 of Regulation Crowdfunding (§ 227.202). This Term Sheet incorporates by reference the Form C-AR it is an exhibit to and all capitalized terms not otherwise defined herein are controlled by the Form C-AR, as amended.

1) Crowdfunding Vehicle:
   a) Name: SunTrain CF, LLC (the "**Crowdfunding Vehicle**")
   b) Entity Type: Limited Liability Company
   c) State of Formation: Delaware
   d) Date of Formation: October 25, 2024
   e) Address: 1540 Market Street San Francisco CA 94102
   f) Website: See cover page of the Form C

2) Management: The sole executive of the Crowdfunding Vehicle is the Company, which organized its creation and acts as the Manager (as defined by the Crowdfunding Vehicles' Operating Agreement (attached hereto as Annex I). The Crowdfunding Vehicle is therefore controlled by the Company and all officers, directors, and executives disclosures for the Company, as provided in the Form C, should be imputed onto the Crowdfunding Vehicle. The Manager may engage a third party to perform certain administrative functions of the Crowdfunding Vehicle and the Manager, as further disclosed in the Operating Agreement.

3) Ownership: The Crowdfunding Vehicle's sole owners are the Investors from the Prior Offering.

4) Business Plan: The Crowdfunding Vehicle was organized solely to facilitate investment into the Company in association with the Prior Offering. The Crowdfunding Vehicle deployed all of its capital into the Company in exchange for the Securities and will thereafter hold them until such time as there is a liquidation event.

5) Employees: As the Crowdfunding Vehicle is not an operating company, it has no employees.

6) Risk Factors:

Your investment is in a limited liability company formed by the Company to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Company's Securities.

The Company formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in the Prior Offering. An invest in or through the Crowdfunding Vehicle means you are not a direct owner of the Company's Securities, but rather you hold an indirect interest in the Company's Securities via your ownership of the Crowdfunding Vehicle. Your rights as a member of Crowdfunding Vehicle are as set forth in the limited liability company of the Crowdfunding Vehicle (the "***Crowdfunding Vehicle Operating Agreement***") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder.

The organization, governance, and administration of Crowdfunding Vehicle Company are subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"). That rule was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles", like Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret and apply. The application of Rule 3a-9 or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, and/or administration of Crowdfunding Vehicle does not strictly with Rule 3a-9 and Regulation Crowdfunding. Any such determination could result in Crowdfunding Vehicle and the Prior Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement, or other results or actions that are adverse to the Company, Crowdfunding Vehicle and investors in this offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates and designees for funding and the administration of its assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Prior Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the individual members of the Manager and its affiliates and principals. The Manager is charged with governing all affairs and assets of the Company and the Manager cannot be removed by the Members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle may not have cash reserves to cover unexpected costs or expenses that may arise. The Manager may delegate most of its duties under the Crowdfunding Vehicle Operating Agreement to a third-party administrator (the "**Administrator**"), which may be an unrelated party. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (both in terms of financial and managerial), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. All decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its Board of Directors and affiliates. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Company, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. **Accordingly, no person should purchase a Unit in** the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management and administration of the Crowdfunding Vehicle to the Manager and the Administrator.

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Company as a whole.

The Manager of Crowdfunding Vehicle is the Company. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Company as a whole. The activities and interests of the Company as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Company as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Company, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Company, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

If appointed, the Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

If appointed, the Administrator would be a third-party service provider that has been engaged by the Company to serve as the administrator of Crowdfunding Vehicle. The Administrator may or may not provide similar services for other crowdfunding vehicles that are not associated with the Company. As a result, we cannot provide any assurances regarding the amount of time any Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Accordingly, Crowdfunding Vehicle may compete with similar crowdfunding vehicles or other vehicles, ventures, or entities to which Administrator provides services and for the time and attention of personnel of Administrator in connection with its assets and affairs. Crowdfunding Vehicle may not receive the level of support and assistance that it might otherwise receive if we were internally managed. Moreover, members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties and liabilities of the Manager. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances. Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Company to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Company, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Company or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Company or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Company or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units are not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in the Prior Offering was required to represent that such investor purchased the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bare all costs associated with such assertation.

Rule 3a-9 requires that the Crowdfunding Vehicle provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bare all costs associated with such assertation. The cost of asserting such rights may exceed the basis of any investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the Investors.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires that the Crowdfunding Vehicle will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with or governing the Securities may supersede each individual Investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Company

7) <u>Use of Proceeds:</u>   At the conclusion of the Prior Offering, the Crowdfunding Vehicle accepted 100% of the gross proceeds of the Prior Offering and used such gross proceeds to invest in the Securities. The Company paid all fees, commissions and satisfy all reimbursements associated with the Prior Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

8) <u>Related Persons Transactions:</u>   The Crowdfunding Vehicle is newly formed and has no historic transactions. The only asset the Crowdfunding Vehicle holds is the SAFE issued by the Company.

9) <u>Financial Condition and Capitalization of the Crowdfunding Vehicle</u>:The Crowdfunding Vehicle has no historic capitalization and no current beneficial owners. The Company has and will pay all fees, commissions and satisfy all reimbursements associated with the Prior Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

10) <u>Financial Statements:</u>   The Crowdfunding Vehicle has had no financial activity in fiscal years 2023 and 2024, therefore blank financial statements have been attached to this Term Sheet as <u>Annex II</u>.

11) <u>Continued Reporting</u>: Any reports the Crowdfunding Vehicle is required to provide investors pursuant to Regulation Crowdfunding will be posted on the Company's website or as otherwise described by the Form C-AR.

12) <u>Disqualification and Failures to make reports pursuant to Regulation Crowdfunding</u> The Crowdfunding vehicle has never failed to comply with the ongoing reporting requirements of § 227.202 nor is the Crowdfunding Vehicle, its Manager or the Company statutorily disqualified from conducting any offering pursuant to § 227.501.

13) <u>Investment Company Act Compliance</u>: As further described in the Form C and the Crowdfunding Vehicle Operating Agreement, the Crowdfunding Vehicle has been organized in compliance with Rule 3a-9 of the Investment Company Act of 1940, as amended and has the following terms and conditions associated with its operations:

a) was organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding the Company and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding);

b) has not and will not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding the Company;

c) will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the Company are deemed to be co-issuers;

d) has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding the Company;

e) maintains the same fiscal year-end as the crowdfunding the Company;

f) maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding the Company securities it owns and the number, denomination, type and rights of its securities outstanding;

g) will seeks instructions from the holders of its securities with regard to:
   i) the voting of the Company securities it holds and votes the Company securities only in accordance with such instructions; and
   ii) participating in tender or exchange offers or similar transactions conducted by the crowdfunding the Company and participates in such transactions only in accordance with such instructions;

h) will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Crowdfunding Vehicle promptly provides (whether directly, indirectly or via the provision of access to) such disclosures and other information to the investors and potential investors in the Crowdfunding Vehicle's securities and to the relevant intermediary; and

i) will provide provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and provides to each investor any information that it receives from the Company as a shareholder of record of the crowdfunding Company.

ANNEX I – CROWDFUNDING VEHICLE OPERATING AGREEMENT

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
SUNTRAIN CF, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of Suntrain CF, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of March 5, 2025 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1   Formation. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "**Certificate**") on October 25, 2024 with the Secretary of State of the State of Delaware.

2.2   Name. The name of the Company is "Suntrain CF, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4   Purpose. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "**Offering**"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "**Acquired Securities**." The "**Securities**" and the "**Acquired Securities**," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5   Term. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with Article 11.

2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7   Title to Company Assets. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8   Payment and Reimbursement of Expenses. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9   Foreign Qualification. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1   Units; Authorization and Issuance of Units.

(a)   The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one unit of the Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c)   The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of Section 12.3. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2   No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member.   In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "***Capital Account***") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

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(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   Allocations of Profits and Losses. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   Restrictions on Transfers of Units. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this Article 6 and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   Effects of Transfers.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.

ARTICLE 7
MANAGEMENT

7.1   Management Under Direction of the Manager.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to Section 7.4, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in Section 2.4. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to Section 7.5(c), each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members or otherwise, or voluntarily resign, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise.

7.2   Administrator.

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(a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

(b)   On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

(c)   If appointed, the Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to Section 7.5(b). Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

(d)   The Administrator shall only be removed by the Manager pursuant to any termination rights in any written agreement with the Administrator (over which the Manager shall retain decision-making authority notwithstanding any provision herein to the contrary). Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the

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Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("**Pass-Through Voting**"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or a other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "**Covered Person**") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by

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it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable

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state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   Tax Controversies. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   Liquidation Events.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "*Liquidation Event*"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein): ,or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as

13

Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each Covered Person shall be a third-party beneficiary of Article 8 and the Issuer shall be a third-party beneficiary of Section 3.7(c).

12.6   Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

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12.7 <u>Arbitration</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8 <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10 <u>Independent Counsel</u>. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manger and the Members, and not Republic Investments Services, LLC or any Affiliate thereof, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

SUNTRAIN CF, LLC

SUNTRAIN, INC., its Manager

Signed by:

By: Jeff Anderson

BB913EE710DC40D...

Name: Jeff Anderson
Title: Chief Executive Officer

**By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.*

SCHEDULE I

DEFINITIONS

"*Acquired Securities*" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"*Act*" means the Delaware Limited Liability Company Act, as amended.

"*Additional Member*" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"*Administrator*" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"*Affiliate*" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"*Arbitration Location*" means San Francisco, California.

"*Capital Contribution*" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"*Code*" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"*Confidential Information*" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"*Control*," including the correlative terms "*Controlling*," "*Controlled by*," and "*Under Common Control with*" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Investment Company Act***" means the Investment Company Act of 1940, as amended.

"***Issuer***" means SunTrain, Inc., a Delaware corporation.

"***Issuer Constituent Documents***" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"***Manager's Address***" means 1540 Market Street San Francisco CA 94102, Attention: Jeffery Anderson.

"***Member***" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"***Offering***" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"***Operating Expenses***" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"***Percentage Interest***" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"***Person***" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Rule 3a-9***" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"***Securities***" means those certain simple agreements for future equity or any securities issuable therefrom (the "***Securities***") issued by the Issuer.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Tax***" or "***Taxes***" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"***Tax Return***" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"***Transfer***," including the correlative terms "***Transferring***," and "***Transferred***," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"***Treasury Regulations***" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"***Units***" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***")AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in SunTrain CF, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that SunTrain CF, LLC, a Delaware limited liability company (the ***"Crowdfunding Vehicle"***), is offering up to 1,235,000 Units (the "***Units***" and each a "***Unit***)". The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("***Rule 3a-9***"), by SunTrain, Inc., a Delaware corporation ("***Issuer***"), to facilitate its offering under Regulation Crowdfunding.

All of the proceeds received by the Crowdfunding Vehicle in this offering will be used to purchase one or more simple agreements for future equity issued by the Issuer (the "***Issuer Securities***"), and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle and the Issuer with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum included therein (the "***Form C***"). The Crowdfunding Vehicle is offering the Units to prospective investors through the OpenDeal Portal LLC d/b/a Republic, which is registered with the SEC as a securities crowdfunding portal and which operates such portal via www.republic.com (the "***Portal***").

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

        (a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.00.

        (b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "*Manager*"), the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder.

2.   Acceptance and Rejection of Subscriptions.

        (a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

        (b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Subscriber Representations and Warranties. The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

        (a)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

        (b)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(c)　　The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(d)　　The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)　　The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Portal and in this Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(f)　　The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(g)　　The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(h)　　The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Portal, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(i)　　The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Portal, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Portal, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Manager, the Portal or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(j)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities.   Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(k)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(l)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(m)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(n)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(o)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(p)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(q)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Reliance on Subscriber Representations and Warranties; Indemnification.   The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Section 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

5.   ERISA Matters.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A "**Plan**" includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("**ERISA**"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") applies (including individual retirement accounts ("**IRAs**"), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the "**Fiduciary**") has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this Section 5 all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Portal, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

6.   <u>Anti-Money Laundering and Corporate Transparency Act</u>.

(a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "**OFAC Sanctions List**"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**prohibited persons**"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Portal, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   Each Subscriber acknowledges and understands that, absent an exemption, the Company and its subsidiaries may be a "reporting company" as that term is defined in the Corporate Transparency Act (31 U.S.C. § 5336) and the regulations thereunder (31 C.F.R. § 1010.380) (together with any rulemakings and/or amendments thereto, collectively, the "CTA"). The term "CTA" will mean and refer to the Corporate Transparency Act as well as any provisions of state law that may be applicable to the Company. In such event, the Company and its subsidiaries may have the obligation to identify and report "beneficial ownership information" (as that term is used in the CTA). So long as a Subscriber owns an equity interest in the Company or exercises control over the Company, such Subscriber will agree to take any actions as are reasonably necessary to obtain and provide to the Company the current and accurate information requested by the Manager in order to comply with the Company's reporting obligations under the CTA. Each Subscriber (1) agrees to provide the requested information required no later than five (5) business days following a request from the Manager, (2) agrees to promptly notify the Company upon any change of a beneficial owner of the Company of which it becomes aware (for instance, to the extent triggered by a change in control of an upper tier entity, or where an affiliated individual obtains an indirect beneficial interest in the Company sufficient to cross the thresholds set forth in the CTA), (3) agrees to promptly notify the Company regarding a change in the beneficial ownership information of such Subscriber, and (4) authorizes the Company to report the beneficial ownership information of the Subscriber in accordance with the CTA. The Company agrees to use or disclose any beneficial ownership or other information disclosed solely for purposes of reporting or disclosing such information (i) to FinCEN under the requirements of the CTA, (ii) to any other federal, state, or local governing authority pursuant to similar disclosure laws or regulation, or (iii) to any lender of the Company in connection with such lender's know your customer or other diligence investigations. In addition, each Subscriber acknowledges and agrees that the Company is permitted to consent to any lender of the Company or the Issuer or any subsidiary obtaining access to reported CTA information through the FinCEN database.

(e)   The Company may, to the fullest extent permitted by the CTA, conclusively rely on, and shall be fully protected and indemnified by each such Subscriber, in relying on any information provided by a Subscriber under subsection (a) above. To the maximum extent permitted by applicable law, neither (i) the Manager (with respect to the authority and obligations delegated to the Manager), nor (ii) any individual reported by the Company as a company applicant, will be liable for any loss, liability, damage, cost or expense, as a result of or relating to a company applicant's or Manager's capacity, actions or omissions with respect to the CTA on behalf of the Company; except to the extent resulting from such Person's bad faith, willful misconduct, gross negligence, or fraud, and in furtherance thereof, the Company hereby indemnifies such Persons from and against such liability.

(f)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

7.   Miscellaneous.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a member of the Crowdfunding Vehicle.

(f)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the

Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at [EMAIL] or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to [EMAIL] or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligation of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

*[**Signature Page Follows**]*


OMNIBUS SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
AND
CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
SUNTRAIN, CF, LLC


IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated [_____], 2024 (the "***Crowdfunding Vehicle Operating Agreement***"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement. This Subscription Agreement for the purchase of Units as of this _____ day of _____, 2024

_____
Name of Subscriber (Print or Type)
_____
Signature

Number of Units

_____
Aggregate Purchase Price
$_____
Address

_____
_____
_____
Phone Number: _____
Email Address: _____

AGREED TO AND ACCEPTED this ____ day of _____, 20___.

SunTrain CF, LLC
By: _____
Name: _____
Title: _____

SunTrain, Inc.
By: _____
Name: _____
Title: _____

<u>Exhibit A-I – Substitute Form W-9</u>
FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("**_TIN_**"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

<u>Exhibit A-II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number or a foreign tax identification number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns. Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

ANNEX II – FINANCIAL STATEMENTS

SunTrain CF LLC
Balance Sheet
FY 2024

Assets

Current Assets

Bank Accounts	$100
Accounts Receivable	$0
Total for Current Assets	$100
Other Assets	$0
Total For Assets	$100

Liabilities & Equity

Liabilities

Current Liabilities	$0
Long Term Liabilities	$0
Total For Liabilities	$0

Equity

Retained Earnings	$0
Net Income	$0
Opening Balance Equity	$100
Total for Equity	$100
Total for Liabilities and Equity	$100

SunTrain CF LLC Profit and Loss FY 2024	
Income	$0
Expenses	
Payroll Expense	$0
General & Administrative	$0
Total Expenses	$0
Net Operating Income	$0
Other Income	$0
Other Expenses	$0
Net Other Income	$0
Net Income	**$0**

SUNTRAIN CF, LLC
FINANCIAL STATEMENT
NOVEMBER 21, 2024

SUNTRAIN CF, LLC

FINANCIAL STATEMENT

INDEX



WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of SunTrain CF, LLC
San Francisco, CA

We have reviewed the accompanying balance sheet of SunTrain CF, LLC as of November 21, 2024, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SunTrain CF, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.

Los Angeles, California
November 25, 2024

1925 Century Park East, Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Fax: 310.601.2201
www.weinbergla.com

1

SUNTRAIN CF, LLC
BALANCE SHEET

	November 21, 2024
Assets	
Current Assets:	
Cash and cash equivalents	$ 100
Total assets	$ 100
Liabilities and Members' Equity	
Members' equity:	
Members' capital	100
Total members' equity	100
Total liabilities and members' equity	$ 100

See Independent Accountants' Review Report and Notes to Financial Statement.

2

SUNTRAIN CF, LLC
NOTES TO THE FINANCIAL STATEMENT
AS OF NOVEMBER 21, 2024
(See Independent Accountants' Review Report)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SunTrain, CF, LLC (the "Company") was organized under the laws of the State of Delaware on October 25, 2024. The Company was formed to act as an issuer, to pool capital and deploy that capital into SunTrain, Inc., acting as a passive holder of securities issued by SunTrain, Inc.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

NOTE 2. SUBSEQUENT EVENTS

The Company management performed an evaluation of subsequent events through November 25, 2024, the date the financial statements were available to be issued, noting no items requiring disclosure in the financial statements.

Unaudited Fiscal Year 2024 Financial Statements and Unaudited Fiscal Year 2023 Financial Statements

I, Jeff Anderson, certify that the financial statements of SunTrain CF, LLC, included in this Form C-AR are true and complete in all material respects.

By:

/s/ Jeff Anderson
_____
(Signature)

Jeff Anderson
_____
(Name)

Chief Executive Officer of SunTrain, Inc., the Manager
_____
(Title)